August 23, 2013

Via Federal Express and EDGAR

Ms. Jessica Barberich

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Brookfield Canada Office Properties
Form 40-F for the year ended December 31, 2012
Filed on March 21, 2013
File No. 001-35391

Dear Ms. Barberich:

Thank you for your letter dated August 9, 2013 and your comments contained therein (the “Comment Letter”). In my capacity as Chief Financial Officer of Brookfield Canada Office Properties (the “Trust”), I am replying to the comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Comment Letter on behalf of the Trust.

The Trust responds to your comments (which we have repeated below) as follows:

Form 40-F FOR THE YEAR ENDED DECEMBER 31, 2012

Exhibit 99.2

Operating Results, page 17

1.	We have considered your response to comment 8 of our letter dated June 21, 2013. You indicate on page 4 that commercial property net operating income does not have any standardized meaning prescribed by IFRS. Also, you state in your response to comment 4 of our letter dated June 21, 2013 that you intend to discuss your non-IFRS measures separately and after your discussion of operating results based on your IFRS financial statements. Given that commercial property net operating income is a non-IFRS measure, in future filings please provide a clear quantitative reconciliation in your non-IFRS discussion section of commercial property operating income to the most directly comparable measure calculated in accordance with the IFRS and presented in your financial statements.

Response

In future filings, beginning with the Trust’s annual report for the year ended December 31, 2013, the Trust will provide in the non-IFRS discussion section a quantitative reconciliation of commercial property net operating income to net income in accordance with IFRS and presented in the Trust’s financial statements.

Reconciliation of Funds from Operations to Adjusted Funds from Operations, page 20

2.	We have considered your response to comment 11 of our letter dated June 21, 2013. However, we continue to believe that the metrics “Normalized second-generation leasing commissions and tenant improvements” and “Normalized sustaining capital expenditures” may be misleading to investors. In future filings, please remove the column disclosing normalized annual activities and your discussion of the normalized amounts from the disclosure about your investment properties on page 10. Also, please use the actual historical amounts of second-generation leasing commissions and tenant improvements and sustaining capital expenditures that are recorded in your financial statements when calculating AFFO. We would not object to accompanying disclosure that discusses historical average and projected future expenditures provided that you include the appropriate explanatory disclosure regarding the reasonableness of the projections. For example, discuss your basis for and the limitations of the projections as well as any changes in assumptions and calculations from period to period.

Response

In future filings, beginning with the Trust’s annual report for the year ended December 31, 2013, the Trust will remove the column disclosing normalized annual activities and discussion of the normalized amounts in the Trust’s disclosure of investment properties. Also, actual amounts incurred for second-generation leasing commissions and tenant improvements and sustaining capital expenditures that are recorded in the financial statements will be used when calculating AFFO. The Trust may consider supplemental disclosure that discusses historical average and projected future expenditures with appropriate explanatory disclosure regarding the reasonableness of the projections.

***

The Trust, in response to the request contained in the Comment Letter, herby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please call the undersigned at (212) 417-7166.

Very truly yours,

“Bryan K. Davis”

Bryan K. Davis